UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

William J. Tuttle

Proskauer Rose LLP

1001 Pennsylvania Avenue NW

Suite 600 South

Washington, DC 20004

(202) 416-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,835,076
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,835,076

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,835,076
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.3%
14	Type of Reporting Person PN

CUSIP No. 67401P 108	13D	Page 3 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,835,076 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,835,076 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,835,076 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 67401P 108	13D	Page 4 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Atlas OCM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,835,076 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,835,076 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,835,076 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as sole managing member of Oaktree Capital Management GP, LLC

CUSIP No. 67401P 108	13D	Page 5 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 800,143 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 800,143 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 800,143 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 67401P 108	13D	Page 6 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 800,143
	8	Shared Voting Power 0
	9	Sole Dispositive Power 800,143
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 800,143
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person PN

CUSIP No. 67401P 108	13D	Page 7 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 800,143 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 800,143 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 800,143 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67401P 108	13D	Page 8 of 12 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 800,143 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 800,143 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 800,143 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 67401P 108	13D	Page 9 of 12 Pages

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 1, 2017 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2019 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 27, 2019 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2020 (“Amendment No. 4”) and Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on December 15, 2020 (“Amendment No. 5” and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Prior Statements”), is hereby amended and supplemented by this Amendment No. 6 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Prior Statements is hereby amended to add the following:

Pursuant to the Agreement and Plan of Merger, dated as of October 28, 2020 (the “Merger Agreement”), by and among the Issuer, Oaktree Strategic Income Corporation (“OCSI”), Lion Merger Sub, Inc. and Oaktree Fund Advisors LLC (for the limited purposes set forth therein), each share of OCSI common stock, par value $0.01 per share, was converted into the right to receive 1.3371 shares of Common Stock, having a market value of $6.16 per share at the close of trading on March 18, 2021.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Prior Statements are amended and restated in their entirety as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 of Amendment No. 2 among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 25,835,076 shares, or approximately 14.3%, of the issued and outstanding shares of Common Stock, which shares of Common Stock (the “Tannenbaum Shares”) are held by Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation and the Tannenbaum Family 2012 Trust (collectively, the “Tannenbaum Stockholders”).

As a result of Oaktree Capital I purchasing 276,000 shares of Common Stock in the open market and acquiring 524,143 shares of Common Stock pursuant to the Merger Agreement (collectively, the “Oaktree Shares”), Oaktree Capital I may be deemed to beneficially own 800,143, or approximately 0.4%, of the issued and outstanding shares of Common Stock.

OCM GP LLC, in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCM GP LLC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Atlas OCM LLC, in its capacity as the sole managing member of OCM GP LLC, has the ability to direct the management of OCM GP LLC, including the power to direct the decisions of OCM GP LLC regarding the voting and disposition of securities beneficially owned by OCM GP LLC. Therefore, Atlas OCM LLC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares. Atlas OCM LLC is managed by its ten member board of directors.

Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the voting and disposition of securities held by Oaktree Capital I. Therefore, Holdings I may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities beneficially owned by Holdings I. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities beneficially owned by Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Oaktree Shares. OCG is managed by its ten member board of directors.

CUSIP No. 67401P 108	13D	Page 10 of 12 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Bruce A. Karsh, who beneficially owns 33,427 shares of Common Stock, and John B. Frank, who beneficially owns 162,789 shares of Common Stock (of which (i) 44,663 shares are held directly by Mr. Frank and (ii) 118,126 shares are held by a member of Mr. Frank’s family and he may be deemed to have voting and/or investment power with respect to, but he has no pecuniary interest in, such shares); provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Mr. Frank with respect to shares of Common Stock directly owned by him.

Annex B sets forth all transactions with respect to shares of Common Stock effected during the past 60 days.

CUSIP No. 67401P 108	13D	Page 11 of 12 Pages

Annex B

Name	Date of Transaction	Description of Transaction	Amount of Securities	Price per Share
Oaktree Capital I, L.P.	March 19, 2021	Acquisition of Common Stock pursuant to the Merger Agreement	524,143	$6.16

CUSIP No. 67401P 108	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 25, 2021

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

ATLAS OCM HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL I, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director